Exhibit 9.1

Domtar Inc.
Base Shelf Prospectus — Earnings Coverage Ratios
May 2005

	12 Mths Ended	Q1	Q1	12 Mths ended
Description	Dec. 31, 2004	2005	2004	March 31, 2005

(in millions of Cdn Dollars)	A	C	B	= (A-B)+C
Numerator

Consolidated Net Income	(42)	10	(44)	12

Add Back: Income Tax Expense	(52)	(9)	(27)	(34)
Add Back: Interest (Financing Expenses)	148	34	39	143

Earnings (Numerator) per NI 44-101	54	35	(32)	121

Denominator

Interest (Financing Expense)	148	34	39	143

Add: Interest Capitalized	3	1	1	3

Pro Forma adjustment re the offering *	—	—	—	—

Pro Forma adjustment — Incremental borrowing under Revolving credit facility, from January 2004 to February 2005	3	—	1	2

Interest Requirements (Denominator) per NI 44-101	154	35	41	148

Earnings Coverage Ratio	0.35			0.82

Dollar amount of the coverage deficiency	100			27

*	No pro forma adjustments related to the offering were made as this calculation was for the base shelf prospectus The base shelf discloses that there are no adjustments included related to the offering.

References

-	In accordance with National Instrument 44-101 Short form prospectus distributions item 7.

-	Numbers are from 2004 Annual Report; Q1 2004 Interim Financial Statements and Q1 2005.